Media General, Inc., P.O. Box 85333 Richmond, Virginia 23293-0001 (804) 649-6000 www.mediageneral.com

(804) 649-6643

Fax (804) 649-6024

sdickinson@mediageneral.com

Stephen Y. Dickinson

Vice President and Chief Accounting Officer

April 29, 2011

Ms. Linda Cvrkel

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549-3561

Ref:	Media General, Inc. (Registrant)

Form 10-K for the Fiscal Year Ended December 26, 2010

Filed February 24, 2011

Commission File No. 001-06383

Dear Ms. Cvrkel:

This letter is submitted in response to the staff’s comments contained in your letter, dated March 17, 2011, relative to the Media General, Inc. (“Registrant” or “Company”), Form 10-K for the fiscal year ended December 26, 2010, filed February 24, 2011. The Registrant spoke with Ms. Heather Clark, Division of Corporation Finance, United States Securities and Exchange Commission, by telephone on March 23, 2011. Ms. Clark agreed to the Registrant’s request for an extension of time until April 30, 2011, to submit its response to the comment letter dated March 17, 2011.

In the following paragraphs, each of the staff’s comments is presented in bold, followed by the Registrant’s response.

Annual Report on Form 10-K for the fiscal year ended December 26, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

1. We note the presentation of a fixed charge coverage ratio and leverage ratio on page 30. Please revise future filings to include exhibit 12 detailing the calculation of any ratios presented in the filing in accordance with Item 601(B)(12) of Regulation S-K.

Registrant’s Response

The Registrant will ensure compliance in future filings beginning with its Form 10-K for the year ended December 25, 2011.

Contractual Obligations, page 31

2. We note from the disclosure in the footnotes following the table that the purchase obligations reflected in the table exclude the company’s purchase commitment to SPNC for newsprint as the contract is based on market prices which are highly volatile. As it appears that the company’s minimum commitment to purchase newsprint from SPNC is relatively material, please revise future filings to disclose the company’s commitment to purchase newsprint from SPNC based on market prices as of the latest balance sheet date presented in the company’s financial statements.

Registrant’s Response

The Registrant will include the commitment to SPNC in the purchase obligations line item within the contractual obligations table beginning with its Form 10-K for the year ended December 25, 2011. The Registrant will estimate the commitment using the minimum tons required to be purchased under the SPNC agreement and an average purchase price for all vendors as of the latest balance sheet date presented in the financial statements. The Registrant will also disclose that the purchase price is based on market prices which are highly volatile.

Non-GAAP Financial Measures, page 33

3. Please revise future filings to explain how management uses the non-GAAP financial measures presented in accordance with Item 10(e)(1)(i)(D) of Regulation S-K.

Registrant’s Response

Registrant’s management does not use the non-GAAP measures presented in its MD&A for any purposes other than communicating the Registrant’s financial results to investors and shareholders as described on page 33 of the Form 10-K. The Registrant will make an affirmative statement to this effect in future filings.

Financial Statements, page 34

Notes to Consolidated Financial Statements, page 44

Note 2: Taxes on Income, page 47

4. Please tell us, and revise future filings to disclose, the nature of the facts or circumstances that occurred during 2010 that gave rise to the $30 million “naked credit” related to tax amortization of the company’s indefinite lived intangible assets that is not available to offset existing deferred tax assets during 2010. Your response should fully explain why the full deferred tax valuation allowance resulted in this “naked credit” and the accounting literature on which your conclusions are based. Also, please include in your response your calculation of the $30 million deferred tax liability and related expense. We may have further comment upon receipt of your response.

Registrant’s Response

The Registrant began explaining its accounting treatment for its “naked credit” with an in-depth discussion in the Registrant’s Form 10-Q for the quarter ended September 27, 2009 which alerted readers of its financial statements to the circumstances that first gave rise to it. This discussion was expanded in the Registrant’s Forms 10-Q and its Forms 10-K in 2009 and 2010 when the “naked credit” first affected reported results.

As previously reported, the Registrant has been in a net deferred tax asset (DTA) position since the end of 2008 against which it has recorded a full valuation allowance. The transformation of a significant deferred tax liability (DTL) to a net DTA was primarily due to impairment charges taken in 2008 and 2009 that reduced the carrying value of the Registrant’s intangible assets and necessitated the related reversal of the associated DTL. Although much of the Registrant’s carrying value in its intangible assets has been written-down or is non-amortizing for financial reporting purposes, it has significant tax basis in its intangible assets that continue to provide sizable amortization deductions for tax purposes. In 2010, the registrant had $77 million in tax deductible amortization in excess of the book amortization related to its long-lived intangible assets that gave rise to a $30 million (at a marginal tax rate of 39%) DTL. Historically, the Registrant would have generated sufficient taxable income to absorb the amortization deduction and recognize the related current tax benefit. However, given the economic downturn and current market conditions, the Registrant was in a net operating loss position for tax purposes in 2010 and with no taxable income in the available carryback period will be forced to carry the loss forward and therefore, recorded the tax benefit related to the amortization as a DTA.

The Registrant formed its conclusion based on a review of Accounting Standards Codification (“ASC”) 740-10-30 and related interpretive guidance. ASC 740-10-30 requires that the Registrant evaluate all DTAs for recoverability and record a valuation allowance against the DTA in instances where it is “more likely than not” that some portion or all of the DTA will not be realized. In evaluating the need for a valuation allowance, the Registrant was required to consider all sources of income that could support the realization of the DTA and determined that there was not sufficient income in the current period or the carry-back period and was unable to consider future income due to the existence of a cumulative loss for financial reporting purposes. The only available income to support realization of the DTA was the future reversal of the temporary difference related to the tax amortization of the long-lived intangible assets. Based on a review of the prevailing accounting guidance, the Registrant determined that the DTL will only reverse upon the sale of the underlying assets or further impairment write-downs, therefore it is deemed to have an infinite reversal period and is not available to net against the DTA (giving rise to the “naked credit”), which has a finite reversal period of the 20 year NOL carryforward period for tax purposes. The Registrant concluded that the reversal of the DTL could not be considered in support of or netted against the DTA therefore; the additional valuation allowance was established by recognizing income tax expense of $30 million.

The full valuation allowance did not give rise to the “naked credit” but clearly created an environment where these “naked credits” are more prevalent. While this is an extremely complex issue, the Registrant believes its disclosures beginning in 2009 and continuing in 2010 have explained the “naked credit” to the readers of its financial statements in plain English terms.

Note 6: Business Segments, page 54

5. Please revise future filings to include the disclosures required by ASC 280-10-50-40 regarding the company’s revenues for each product or service from which it derives revenues or each group of similar products and services. For example, we note from the disclosures included in Note 1 that the company principally derives revenue from the sale of advertising, the sale of newspapers to subscribers and distributers and the sale of airtime on television stations. We also note from the disclosure in Note 1 that the company also derives revenues from cable and satellite retransmissions of broadcast programs, from printing and distribution operations and from the sale of broadcast equipment and studio design services.

Registrant’s Response

The Registrant disclosed revenue by segment within the notes to the consolidated financial statements and by media platform (i.e., Publishing, Broadcast, and Digital Media) on the face of the statement of operations in its 2010 Form 10-K. In addressing the disclosure requirements of ASC 280-10-50-40, the Registrant considered, by analogy, the quantitative thresholds described in ASC 280-10-50-12. Using these criteria as a guide, revenue streams constituting more than 10% of total revenue are separately disclosable. The sale of advertising in its newspapers, the sale of airtime on its television stations, and the sale of advertising on its newspaper and television websites and portals are collectively considered advertising revenue and represent the Registrant’s primary source of revenue (approximately 85% of total revenue for 2010). No other source of revenue accounted for more than 10% of revenue in 2010. Beginning with its Form 10-K for the year ended December 25, 2011, the Registrant will disclose total advertising revenue for all years presented and will consider whether any other sources of revenue individually exceed 10% of total revenue and should be separately disclosed.

Note 10: Earnings Per Share, page 64

6. Please revise the notes to the company’s financial statements in future filings to disclose the number of shares (including options and unvested restricted shares) that could potentially dilute the company’s basic earnings per share in future filings but that were not reflected in the company’s diluted earnings per share for the periods presented because their impact was anti-dilutive. Refer to the disclosure requirements outlined in ASC 260-10-50-1.

Registrant’s Response

The number of potentially dilutive shares excluded from diluted earnings per share (because the impact was anti-dilutive) was approximately 93,000, 48,000, and 0 for 2010, 2009, and 2008, respectively. The Registrant will disclose these amounts in future filings.

Schedule II, page 76

7. Please tell us and revise future filings to explain the nature of the $10,068 increase to the deferred tax asset valuation allowance during 2010. Your response should clearly explain where this amount was reflected in the company’s consolidated financial statements for 2010 and the basis or rationale for the treatment used.

Registrant’s Response

The Registrant’s deferred tax position has undergone a dramatic change over the 2008 – 2010 period, as a net deferred tax liability of over $300 million has become a net deferred tax asset of $32 million with a full valuation allowance. Most of this change was due to significant impairment charges of intangible assets in 2008 and 2009 ($912 million and $84 million, respectively) and the reversal of the associated deferred tax liabilities. Because of this shift in the net deferred income tax balances, the Registrant refined its process to apply the liability method of accounting for deferred income taxes. Historically, the Registrant had calculated the deferred income taxes under a commonly used approach where the cumulative book/tax temporary differences were rolled forward with current year temporary difference amounts. However, as a result of the significant change in the composition of the deferred taxes, driven by the write-down of intangible assets, the Registrant started a project to better estimate its deferred taxes under the liability method by calculating a tax basis balance sheet. This process was fully implemented in 2010. The comparison of the tax basis balance sheet and the financial accounting balance sheet yielded adjustments to net deferred tax assets. The Registrant analyzed the particular temporary differences that were involved and determined that the differences were primarily goodwill and intangible assets that had been impaired in 2008 and 2009. These adjustments resulted in an increase to net deferred tax assets and a corresponding increase in the valuation allowance that resulted in no impact to net income.

The Registrant also considered the impact of this adjustment on prior years in the context of Staff Topic 1M. First, the Registrant determined that the adjustment had no impact on net income for any period presented due to the full valuation allowance. Had the DTA changed, the valuation allowance would have moved by an equal and offsetting amount, both of which are recorded through the income tax line on the statements of operations. Second, the adjustment did not have an impact on the Registrant’s overall deferred tax position reported in the balance sheet as any change to the DTA would be offset by an equal and opposite change in the valuation allowance. Finally, there was no change to the Registrant’s cash flows. The only change to prior-year disclosures would have been line items within the income tax footnote in the prior-year columns. Because the impairment charges were $912 million and $84 million for 2008 and 2009, respectively, the adjustment was deemed quantitatively immaterial to those periods and the amount was recorded in 2010. The Registrant took into account both the qualitative and quantitative considerations described in Staff Topic 1M and concluded that an amendment to the prior-year columns of the income tax footnote would not affect the judgment of a reasonable person relying on the financial statements taken as a whole.

We hope the staff finds the above information responsive to its comments. In connection with this response, the Registrant acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the information contained in this response, please contact the undersigned at (804) 649-6643.

Very truly yours,

/s/ Stephen Y. Dickinson

Stephen Y. Dickinson

cc:	John A. Schauss
George L. Mahoney
Heather Clark (SEC)